Exhibit 99.1

Corporación América Airports S.A. Reports 5.5% YoY Increase in Total Passenger Traffic in February 2019

Passenger traffic up 7.9% YoY in Argentina and 2.8% in Brazil, further supported by growth across most geographies

LUXEMBOURG--(BUSINESS WIRE)--March 14, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 5.5% in February 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Feb'19	Feb'18	% Var.	YTD’19	YTD’18	% Var
Domestic Passengers (thousands)	3,584	3,264	9.8%	7,590	6,925	9.6%
International Passengers (thousands)	2,050	2,077	-1.3%	4,371	4,440	-1.6%
Transit Passengers (thousands)	745	708	5.3%	1,614	1,605	0.5%
Total Passengers (thousands)	6,380	6,049	5.5%	13,575	12,970	4.7%
Cargo Volume (thousand tons)	33.8	30.3	11.8%	66.6	62.0	7.5%
Total Aircraft Movements (thousands)	66.5	64.9	2.5%	141.2	139.5	1.2%

Passenger Traffic Overview

Total passenger traffic in February 2019 increased 5.5% YoY, primarily reflecting growth of 7.9% in Argentina, 2.8% in Brazil and 8.2% in Ecuador.

In Argentina, total passenger traffic increased 7.9% YoY, mainly driven by 17.2% growth in domestic passengers, benefiting from the launch of several new routes and addition to new airlines during 2018, together with a mix-shift to domestic from international travel by local passengers. This was partially offset by a decline of 5.4% in international passengers, reflecting continued challenging macro conditions. After a full year of operations, El Palomar Airport, our facility servicing low-cost flights located in Greater Buenos Aires, ranked 7th in terms of passenger traffic across our network. Also driven by low-cost Airlines Norwegian and Flybondi, our Mendoza, Córdoba and Iguazú airports posted increases in domestic traffic of 39.7%, 23.9% and 27.2%, respectively in February.

In Italy, passenger traffic rose 5.2%, driven by an increase of 5.2% in Pisa Airport mainly related to the addition of frequencies by Ryanair and flights by Pobeda to Moscow. In Florence Airport, passenger traffic increased 5.3%, due to easier comps as last year traffic was impacted by Air France pilots’ strike, together with the good performance of TAP’s connection to Lisbon and the additional flights to Madrid by Iberia.

In Brazil, passenger traffic at Brasilia airport increased 3.5%, mainly due to an increase of 2.1% in domestic traffic, offset by a decline in international traffic mainly as a result of the change in methodology in traffic count by ANAC. Based on the prior methodology, international traffic would have increased 32.5% YoY at this airport. Domestic traffic growth remained impacted by a reduction in less profitable routes and frequencies by LATAM Airlines, and a decline of approximately 20% in seat supply at Avianca Brasil. By contrast, Gol continues with its plan to expand operations at Brasilia Airport, with new domestic flights to be launched during the first half of the year. International traffic at Brasilia Airport declined 10.2% impacted by the new methodology in traffic count applied since June 2018 as discussed above. This more than offset traffic growth resulting from the continued good performance of routes to Miami and Orlando opened by Gol Airlines in November and the addition of a new direct flight to Buenos Aires during December.

In Ecuador, passenger traffic increased 8.2%, with international passenger traffic at Guayaquil Airport up 11.8%, mainly attributed to the continued good performance of the Spirit Airlines flight to Fort Lauderdale introduced in March 2018 and the increase in frequencies by COPA Airlines.

Cargo Volume and Aircraft Movements

Cargo volume increased 11.8% in February 2019 mainly as a result a 98.5% increase in Brazil, mainly related to an increase in exports, offset by a decline of 7.9% in Argentina, related to the continued challenging macroeconomic conditions.

Aircraft movements increased 2.5% in February 2019, mainly as a result of increases of 4.5% in Argentina and 24.0% in Ecuador, partially offset by a 6.4% decline in Brazil.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Feb'19	Feb'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,463	3,209	7.9%	7,271	6,785	7.2%
Italy	429	408	5.2%	889	855	4.0%
Brazil	1,521	1,479	2.8%	3,387	3,332	1.6%
Uruguay	211	220	-4.2%	458	479	-4.4%
Ecuador	342	316	8.2%	695	646	7.6%
Armenia	167	149	11.9%	379	338	12.1%
Peru	247	267	-7.6%	496	535	-7.3%
TOTAL	6,380	6,049	5.5%	13,575	12,970	4.7%

Cargo Volume (tons)
Argentina	17,067	18,530	-7.9%	35,911	38,174	-5.9%
Italy	990	842	17.5%	2,017	1,728	16.7%
Brazil	8,441	4,252	98.5%	14,483	8,744	65.6%
Uruguay	1,937	1,945	-0.4%	3,846	3,964	-3.0%
Ecuador	3,626	3,224	12.5%	7,358	6,613	11.3%
Armenia	1,368	1,117	22.5%	2,227	2,009	10.8%
Peru	418	371	12.5%	787	759	3.8%
TOTAL	33,846	30,281	11.8%	66,629	61,990	7.5%

Aircraft Movements
Argentina	36,403	34,845	4.5%	76,543	74,030	3.4%
Italy	4,302	4,068	5.8%	8,946	8,601	4.0%
Brazil	12,710	13,576	-6.4%	27,380	29,329	-6.6%
Uruguay	2,848	3,447	-17.4%	6,789	7,982	-14.9%
Ecuador	6,545	5,279	24.0%	13,699	11,509	19.0%
Armenia	1,552	1,425	8.9%	3,500	3,164	10.6%
Peru	2,174	2,279	-4.6%	4,338	4,888	-11.3%
TOTAL	66,534	64,919	2.5%	141,195	139,503	1.2%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411